Aurora Exclusive Winner of First Italian Government Medical Cannabis Tender

First Private Company to Directly Supply Cannabis to Italian Market

TSX: ACB

VANCOUVER, Jan. 18, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that, together with its wholly owned German subsidiary Pedanios GmbH, the Company has won a highly competitive EU-wide public tender to supply medical cannabis to the Italian government through the Ministry of Defence, who oversees medical cannabis production and distribution in Italy.

While the Italian Ministry of Defence currently produces medical cannabis for the domestic market, certain wholesalers are permitted to purchase directly from the Dutch Office of Medical Cannabis, a sharp rise in demand has led to the government seeking external parties to provide additional supply. The EU-wide public tender process consisted of 2 rounds. In the first round, those companies eligible to move towards the final tender round were pre-qualified. Only two companies, including Pedanios, qualified for this final round, in which Pedanios was ultimately chosen as the sole supplier under the tender. Following the signing of the contact in the coming days, Aurora will export product into Germany through Pedanios, who will supply the Italian market through the Ministry of Defence.

"I am very proud of Aurora and the Pedanios team for the quality of their execution in becoming the exclusive winner of this important tender, and gaining access to one of the largest and most restricted markets in Europe," said Neil Belot, Chief Global Business Development Officer. "Aurora will soon supply both Germany and Italy - two of the largest EU markets, with a total population exceeding 143 million. As the only company to have been successful in this tender, we have an incredible first mover advantage in this potentially tremendous growth market."

Andrea Ludwig Ferrari, responsible for sales and market development in Italy, added, "Aurora and Pedanios' EU GMP certifications were crucial in being successful in our bid for the tender in this demanding jurisdiction. We are now the first private cannabis company in the world able to supply the Italian government directly, a testament to the quality of our operations and the standing of our organization. This win positions us exceptionally well to continue executing successfully on our aggressive international expansion strategy."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd. The Company owns a 17.62% interest in the Green Organic Dutchman, as well as a 51% interest in Aurora Nordic, which is constructing a 1,000,000 hybrid greenhouse similar to Aurora Sky. Including prorated participations, Aurora is on track for a total production capacity of around 200,000 kg per annum.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the Italian cannabis market. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/January2018/18/c2362.html

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 10:37e 18-JAN-18